

June 23, 2015

Thomas C. Ennis
Chief Executive Officer
Amplify Snack Brands, Inc.
500 West 5th Street, Suite 1350
Austin, TX 78701

> **Re: Amplify Snack Brands, Inc. (f/k/a TA Holdings 1, Inc.)**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 11, 2015**
> **CIK No. 0001640313**

Dear Mr. Ennis:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 18

1.   Please include a separate risk factor to highlight the risk that the selling shareholders will receive all the proceeds from this offering.

We currently depend exclusively on one third-party co-manufacturer and one location, page 19

2.   We note your response to our prior comment 7. You state that if you do not meet the minimum order requirement, you will be required to pay a penalty fee. As indicated in Exhibit 10.13, please revise to clarify that you will incur a minimum order penalty fee only to the extent you fail to meet the minimum order amount and Assemblers Food Packaging LLC is no longer your exclusive manufacturer.

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended
December 31, 2014, page 58

3. We have reviewed your response to our prior comment 10. It does not appear that the pro forma adjustment for the charge to costs of goods sold relating to the step-up of inventory to fair value meets the criteria per Rule 11-02(b)(6) of Regulation S-X. Please explain to us why you believe that it is appropriate to exclude this charge or revise to remove the related adjustment from your pro forma financial statements.

4. We have reviewed your response to our prior comment 12 and note that there was no contractual obligation to make the termination payment to Precision Capital, LLC. Please tell us more about how you concluded that this payment was directly attributable to the merger transaction, including the basis for the payment amount and when the payment amount was determined. Refer to Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

The Sponsor Acquisition and Subsequent Financings, page 69

The May 2015 Special Dividend, page 70

5. We note your response to our prior comment 15. In addition, we note that you borrowed an additional $22.3 million to pay the May 2015 special dividend. Please enhance your disclosure to describe the factors the Board considered in making its determinations to declare special dividends using proceeds from the Company's credit facility. Also, please disclose the directors and officers of Topco.

6. We note that you made a $22.3 million distribution in May 2015. Please revise to present a pro forma balance sheet reflecting the distribution accrual alongside the historical balance sheet presented in your submission.

Results of Operations, page 70

Non-GAAP Financial Measures, page 71

7. We note your response to prior comment 17. As "Adjusted EBITDA," is used to determine covenant compliance pursuant to your credit agreement, it appears to represent a non-GAAP liquidity measure. Please revise to provide a reconciliation of this non-GAAP measure to cash flows from operating activities. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Comparison of the Years Ended December 31, 2013 and 2014, page 78

8.   We note your response to our prior comments 6 and 18. The presentation of combined information for the periods prior to and following the acquisition of SkinnyPop Popcorn LLC without reflecting all relevant pro forma adjustments does not appear to be appropriate. Please revise your presentation accordingly. With regards to the discussion of your results of operations, please provide your analysis based on pro forma financial information prepared in a manner consistent with Article 11 of Regulation S-X. As part of your revised disclosure, please explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation.

9.   Prior comment 19 requested revised disclosure addressing changes between periods for each of your financial statement line items. However, it does not appear that you have provided an analysis of cost of goods sold. Please revise.

Indebtedness, page 87

10.   We note your disclosure on page 88 that you expect your cash interest expense to be $11.5 million in 2015 and your statement that the amount represents a substantial increase from 2014. Please disclose here the actual cash interest expense incurred in 2014.

Contractual Obligations and Other Commitments, page 90

11.   We partially reissue our prior comment 22. Please expand the Founder Contingent Compensation footnote to the contractual obligations table to explain why the full amount of your expected obligation is not included in the table.

Critical Accounting Policies and Estimates, page 92

Recognition of Net Sales, Sales Incentives and Trade Accounts Receivable, page 92

12.   Your response to our prior comment 24 refers to the most significant sales and incentive programs offered to your customers. Please provide disclosure describing the programs you identified in your response. In addition, we note that you have disclosed gross sales before applicable reductions. Please revise your disclosure to disclose the amount of sales and promotion incentives recorded as a reduction of gross sales for the periods presented.

Executive Compensation, page 120

13.   We note that upon completion of the offering, you plan to make performance-based bonus payments to Messrs. Ennis, Goldberg and Shiver. Please revise to describe the factors considered in determining the amounts to be paid to each executive officer.

Notes to the Consolidated Financial Statements

Note 1. Business and Basis of Presentation, page F-7

14.   We have reviewed your response to our prior comment 34 and note that your goodwill relates in part to value attributable to brand recognition associated with your products. Please tell us how the value associated with goodwill is separate from your acquired trade name intangible asset.

15.   We have reviewed your response to our prior comment 35 and note that you provided your analysis of three of the indicators outlined in FASB ASC 805-10-55-25. Please provide us with your analysis of the remaining indicators which are part of this guidance.

Note 14. Equity-Based Compensation, page F-26

16.   We have reviewed your response to our prior comment 38 and note that you expect the performance hurdle to which Class C-2 units are subject will be realized upon consummation of an initial public offering. Please tell us how you considered the probability of an initial offering in your valuation of these units and describe the resulting impact to your accounting treatment.

17.   Your response to our prior comment 38 also states that all outstanding equity awards will be converted into shares of your common stock and restricted stock. Please quantify the number of shares of stock that will be issued in exchange for outstanding equity awards.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief